UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 20, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES DEFINITIVE AGREEMENT TO SELL
ITS PCB BUSINESS FOR UP TO $35 MILLION

MIGDAL HAEMEK, Israel – July 20, 2017 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it has signed a definitive agreement with an affiliate of Principle Capital, a Shanghai-based private-equity fund, to sell its PCB business for $35 million, of which $32 million will be paid in cash upon closing and an additional amount of up to $3 million conditioned upon the PCB business' financial performance in 2018. The worldwide PCB organization is expected to remain intact, including the R&D operations which are planned to continue operating from Israel with its Israeli personnel.

The definitive agreement contains customary representations, warranties, covenants and indemnity obligations.  Subject to customary closing conditions, including regulatory and third-party approvals, the closing is expected during the third quarter of 2017. Following the closing Camtek will cease to report the results of its PCB business. The PCB business will be included as discontinued operations in Camtek's financial statements for the second quarter 2017 results and until the date of closing. Results for the second quarter of 2017 are expected to be released on August 3, 2017.

Rafi Amit, Camtek's CEO, commented, "This agreement is in line with our long-term strategy. Camtek will become a pure-play semiconductor inspection and metrology focused company, where we see many growth opportunities ahead. Our stronger balance sheet will also make it easier for us to explore synergetic acquisitions in our sector. Camtek as a semiconductor company will potentially present higher growth rates with improved gross margins."

Mr. Amit continued, "This agreement will enable Principle Capital to build a leading Asia based PCB inspection and metrology company, capitalizing on our well-positioned PCB unit. We believe Principle Capital will be able to take this business to the next level and accelerate its growth rates."

Lin-Lin Zhou, CEO of Principle Capital, commented, "What we look for in every investment is a talented management team in a well-positioned business, where we can help accelerate growth. That is exactly what we have found at Camtek's PCB business, a market leader with strong technology and great customer reputation. We are very excited about the business' prospects and believe the deal is a win-win for all parties."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional inkjet printing.

ABOUT PRINCIPLE CAPITAL

Principle Capital is a private equity investment firm based in Shanghai with a strong focus in the advanced manufacturing industry. It was founded in 2002 by consulting professionals with the mission of helping enterprises build great businesses. Principle Capital has formed a strategic partnership with Clayton, Dubilier & Rice, a New York based private investment firm with a strategy predicated on working with management teams to grow the business in which it invests, often nor-core divisions of larger companies. CD&R's team is a blend of skilled investors and seasoned industry leaders. Jack Welch (former CEO of GE), Terry Leahy (former CEO of Tesco) and Jim McNerney (former CEO of Boeing) are Senior Advisors to CD&R Funds.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.